

INVEST IN **MINNESOTA AURORA FC**

Minnesota's Community-Owned Women's Soccer Team

mnaurora.com Saint Paul, MN

Female Founder | B2C | Entertainment | Sports | $1M+ Revenue

Highlights

$1M+ Revenue
Earned over the last 12 months

1. This is a rare opportunity to become a legitimate owner of a soccer club in the US.

2. Joining the 3080 community owners from our first round of investment

3. A wildly successful first three seasons with an average attendance of over 5,000 fans.

4. 2 members of the board of directors are elected by the community investors.

5. We've never lost a regular season match. Seriously, in 3 seasons. Never.

Featured Investor



Nadine Babu

Invested $500

Follow

Syndicate Lead

CEO at Babu Social Networks Co-Owner & Reporter at GopherHole.com LLS Woman the Year and volunteer since 2010 Dog mom Gophers & Wolves Media

---

“When the Aurora 1st contacted me over 3 years ago about the creation of this team, and the opportunity to invest...I wasn't sure what to do. I'm more of a basketball and football girlie, and this was a little off brand for me sports-wise. What is on brand for me, is supporting women, so I was honored to become one of the owners having little idea what they were building. Then you see it all come together, the incredible logo, colors, the branding, the merchandise, the backing of the team...and then I went to my first game. Wow. I was floored by every aspect that made this team so accessible to fans, especially those with families and kids. As someone that's covered college and professional sports as a media member, I was floored that there was FREE parking, then the concessions...an entire meal was the cost of a water at a big event, every seat in the stadium is a great one...and then there were the fans. Some of the most passionate fans I've ever seen. An entire community that embraced this team with open arms. Athletes that connected with fans that are accessible while being so kind and appreciative. Boys

and girls that are getting to see their role models in person and know that this is an attainable goal, because they see these young women living out their dreams. I wasn't sure I knew what I was getting into, but I can't tell you how proud I am to be a tiny part of it. It truly is a beautiful thing what the Aurora is building, and they're JUST getting started. I know many people that missed the opportunity to become one of the owners, and were so saddened by it. The good news is, you can be part of this team. I can't think of many better investments to make."

Our Team



Allie Schmidt Co-Founder and Board Chair

Graphic Designer specializing in Brand Identity. Gopher Soccer Alum.

Women's soccer is growing at an amazing rate. We see an opportunity to launch a women's team directed toward young professionals, to the fans already flocking to Men's soccer in the US.



Jamie Becker-Finn Vice Chair of the Board, Community Board Member

Jamie Becker-Finn, Vice Chair of the Board, is a four term State Representative and House Judiciary Committee Chair. Attorney and owner of Makwa Coffee in Roseville, MN.



Andrea Yoch Co-Founder, Board Member, Chair of Investor Relations

Andrea Yoch, President of Andrea Yoch & Co. is an experienced Marketing professional specializing in small business, media, sports and entertainment.



Mai-Anh Kapanke Community Board Member

Mai-Anh Tran, CFRE, is the Associate VP of Philanthropic Services at the Saint Paul & Minnesota Foundation. Mai-Anh has more than 25 years of experience in nonprofit management & executive leadership, board management, fundraising & donor

relations.



Wes Burdine Co-Founder, Board Member

Owner of The Black Hart of Saint Paul, the world's foremost queer soccer bar.



Matthew Bergeron General Counsel

Matthew Bergeron is an attorney with the Twin Cities law firm of Larkin Hoffman Daly Lindgren where he practices in the firm's health care and government relations practice groups.



Ida Kane Board Member

Ida Kane has served as a member of the board of directors of Vimeo and Buildertrend since 2021. Ms. Kane served as the Chief Financial Officer of AppFolio,

We are Minnesota Aurora FC.


AURORA
FC


WEFUNDER CAMPAIGN 2024


Minnesota Aurora was built to
empower women and kick down walls.
Larkin Hoffman
MINNESOTA AURORA

For Community. By Community.

Aurora is the largest independent, community-owned women's team in the country.

In 2021, 3,080 people invested in Minnesota Women's Soccer as part of our community ownership drive. Our support is international with owners in 48 states and 8 countries. We raised $1 million which allowed us to launch Minnesota Aurora in 2022.




Taking Minnesota
by Storm
MINNESOTA AURORA


Our fans AVERAGED 5,535 per game
over the past three seasons
MINNESOTA AURORA




In our third season, we continue to capture local attention and are covered by all the major news outlets.
Like a fairy tale: The rise and rise of Minnesota Aurora FC
RKC THIRD COAST 0
MN AURORA 7
FINAL
FOR COMMUNITY BY COMMUNITY
Neal: The NWSL's next franchise should be Minnesota Aurora
La Velle E. Neal III, Star Tribune
HOME / BRING ME THE SPORTS / MN AURORA
Aurora's undefeated season ends with loss in Central Conference Championship
The Aurora's second straight undefeated regular season ended with a 1-0 loss to Indy Eleven.
Aurora cruise to 7-0 home opener win vs. RKC Third Coast
DAVID LA VAQUE, STAR TRIBUNE

All home broadcasts are available over the air on TV *for free*.

Minneapolis/St. Paul is #15 TV Market.

Station Index


2022
Home games streamed on *WCCO.com*
2023
Home games aired on *Fox 9+*
2024
Home games aired on *Fox 9+*
RFC 1
MN 2
84:38
2ND HALF


BUILDING A PATHWAY
As a pre-professional club, our goal is to blaze a path for women



in soccer.

In 2024, we added a second development team (Aurora 2) to expand our roster.



2022
ORGANIZATION OF THE YEAR
11 Players have gone on to sign PRO CONTRACTS
UNDEFEATED in 3 Regular Seasons
2022 + 2023 + 2024
Heartland Division
CHAMPIONS

“

Women’s sports have arrived, and everyone agrees it’s smart business to invest.

✦ **Angela Ruggiero**
former chairperson of the International Olympic Committee Athletes’ Commission; Olympic gold medalist


But we’re
not done yet.

Our goal is to turn a grassroots soccer team into a professional soccer team, something never before seen in American Women’s Soccer.

- Strengthen business operations
- Create more opportunities for underrepresented communities through our internship program
- Expand merchandise licensing/retail partnerships
- Add more camps




OUR SUPER POWER IS OUR COMMUNITY
TWIN CITIES ORTHOPEDICS


AURORA FC
OUR SUPER POWER IS YOU.

> *Aurora is the proof of concept.* They've gone out to market with a product that people love and want most importantly, with a community, something that organizations spend years building. It already exists at Aurora and the community model is going to be the future of team ownership.

-Kelsey Trainer
Women's sports advocate,
Investor in Women's Sports,
Aurora Community Owner


AURORA
FC
©2024 MINNESOTA AURORA